

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 19, 2007

Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

      Re: **Gulfport Energy Corporation**
               Form 10-KSB for Fiscal Year Ended December 31, 2005
               Filed March 31, 2006
               Response Letter Dated January 18, 2007
               File No. 0-19514

Dear Mr. Moore:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Karl Hiller
                    Branch Chief